SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 01 April 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT 1.1	Transaction in Own Shares dated 01 March 2010
EXHIBIT 1.2	Transaction in Own Shares dated 02 March 2010
EXHIBIT 1.3	Director Declaration dated 02 March 2010
EXHIBIT 1.4	Transaction in Own Shares dated 05 March 2010
EXHIBIT 1.5	Director/PDMR Shareholding – Replacement dated 08 March 2010
EXHIBIT 1.6	Transaction in Own Shares dated 09 March 2010
EXHIBIT 1.7	Director/PDMR Shareholding dated 09 March 2010
EXHIBIT 1.8	Director/PDMR Shareholding dated 10 March 2010
EXHIBIT 1.9	Director/PDMR Shareholding dated 10 March 2010
EXHIBIT 2.0	Director/PDMR Shareholding dated 12 March 2010
EXHIBIT 2.1	Transaction in Own Shares dated 16 March 2010
EXHIBIT 2.2	Transaction in Own Shares dated 17 March 2010
EXHIBIT 2.3	Director/PDMR Shareholding dated 18 March 2010
EXHIBIT 2.4	Director/PDMR Shareholding dated 19 March 2010
EXHIBIT 2.5	Director/PDMR Shareholding dated 22 March 2010
EXHIBIT 2.6	Transaction in Own Shares dated 23 March 2010
EXHIBIT 2.7	Director/PDMR Shareholding dated 23 March 2010
EXHIBIT 2.8	Director/PDMR Shareholding dated 24 March 2010
EXHIBIT 2.9	Annual Information Update dated 25 March 2010
EXHIBIT 3.0	Director/PDMR Shareholding dated 25 March 2010
EXHIBIT 3.1	Transaction in Own Shares dated 30 March 2010
EXHIBIT 3.2	Director/PDMR Shareholding dated 30 March 2010
EXHIBIT 3.3	Total Voting Rights dated 31 March 2010
EXHIBIT 3.4	Director/PDMR Shareholding dated 31 March 2010

EXHIBIT 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. - 1 March 2010

BP p.l.c. announces that on 25 February 2010 it transferred to participants in its employee share schemes 251,278 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,867,679,692 ordinary shares in Treasury, and has 18,769,300,990 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. - 2 March 2010

BP p.l.c. announces that on 1 March 2010 it transferred to participants in its employee share schemes 53,093 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,867,626,599 ordinary shares in Treasury, and has 18,769,417,215 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Director Declaration
BP p.l.c. - 2 March 2010

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

BP p.l.c. announces that Ian Davis, who has been appointed a Non-Executive Director of BP p.lc. with effect from 2 April 2010 (see RNS number 7917H released on 1 March 2010), has advised that he has no details to disclose in respect of paragraph 9.6.13R (1) to (6) of the Listing Rules.

EXHIBIT 1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. - 5 March 2010

BP p.l.c. announces that on 4 March 2010 it transferred to participants in its employee share schemes 14,127 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,867,612,472 ordinary shares in Treasury, and has 18,770,194,698 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.5

BP p.l.c. - Director/PDMR Shareholding - Replacement
BP p.l.c. - 08 March 2010

BP p.l.c was advised on 8 March 2010, by Computershare Plan Managers, that an error was made in calculating the dividends accrued to Dr B E Grote in respect of his award under the Executive Directors' Incentive Plan for the performance period 2007-2009  The error has been rectified and the account records of Dr Grote amended to show the correct balance.

The Directors/PDMR shareholding announcement released under RNS No 8161G has been amended as follows:

Director	Total shares/ADS* Vested	Shares/ADSs* Retained After Tax
Dr B E Grote	16,917 ADSs	9,981

*1 ADS equivalent to 6 Ordinary Shares

All other details remain unchanged.  The full amended text is shown below:

BP p.l.c. was informed on 5 February 2010, by the Trustee of the BP Employee Share Ownership Trust, of the completion of the following transactions.

The Company's Remuneration Committee determined the vesting of shares of the company previously awarded under the Executive Directors' Incentive Plan (EDIP) for the performance period 2007-2009.  The following Directors of BP p.l.c. acquired the numbers of the Company's Ordinary shares (ISIN number GB0007980591) or ADSs (ISIN number US0556221044) shown opposite their names below on 3 February 2010 at £5.7645 per share or US$55.17 per ADS.  On 3 February 2010 the Trustee of the BP Employee Share Ownership Trust purchased such shares or ADSs to satisfy the vesting of these share awards and also sold an appropriate number of these shares to meet the tax applicable on vesting.

Director	Total Shares/ADSs* Vested	Shares/ADSs* Retained After Tax
Dr A B Hayward	147,985 Ordinary Shares	87,311 Ordinary Shares
Mr I Conn	95,697 Ordinary Shares	56,461 Ordinary Shares
Dr B E Grote	16,917 ADS's	9,981 ADS's
Mr A G Inglis	83,859 Ordinary Shares	49,476 Ordinary Shares

* 1 ADS is equivalent to 6 Ordinary Shares

BP p.l.c. was also notified of the vesting of shares under the Medium Term Performance Plan for the performance period 2007-2009.  Mr S Westwell, a person discharging managerial responsibility acquired 86,792 Ordinary Shares on 3 February 2010 at £5.7645 per share and retained 52,075 Ordinary Shares after tax.  The BP Employee Share Ownership trust purchased shares on 3 February 2010 to satisfy the vesting of this share award net of tax.

This notice is given in fulfillment of the obligation under DTR3.1.4(1)(a)R.

EXHIBIT 1.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. - 9 March 2010

BP p.l.c. announces that on 8 March 2010 it transferred to participants in its employee share schemes 7,400 ordinary shares at prices between 420.00 pence and 500.00 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,867,605,072 ordinary shares in Treasury, and has 18,770,529,476 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 09 March 2010

BP p.l.c was advised on 9 March 2010 by Fidelity Stock Plan Services that the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs shown opposite their names on 8 March 2010 at US$56.17 per ADS as a result of the reinvestment of dividends on shares held by them under the BP Deferred Annual Bonus Plan:-

Ms S. Bott                     477.561 ADSs (equivalent to approximately 2,865
  ordinary shares)
Mr H. L. McKay             380.129 ADSs (equivalent to approximately 2,281
                                      ordinary shares

The following numbers of ADSs were further received following the reinvestment of dividends on shares held under the BP Executive Performance Plan:-

Ms S. Bott                       117.434 ADSs (equivalent to approximately 705 ordinary shares)
Mr H. L. McKay               195.723 ADSs (equivalent to approximately 1,174
                                        ordinary shares

Ms S. Bott also received 523.684 ADSs (equivalent to approximately 3,142 ordinary shares) at US$56.17 per ADS as a result of the reinvestment of dividends on shares held by her in the BP Restricted Share Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 March 2010

We were advised on 9 March 2010 by Wells Fargo Shareowner Services that on 11 March 2010, under the Company's US dividend reinvestment plan, the following Directors of BP p.l.c. will receive the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below at $56.1533 per ADS in respect of the dividend paid on 8 March 2010:-

Mr. E.B. Davis, Jr         123.549 ADSs
                                    (equivalent to approximately 741 Ordinary shares)

Mr. I.C. Conn               117.977 ADSs
                                    (equivalent to approximately 708 Ordinary Shares)

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 March 2010

BP p.l.c. was advised by Equiniti on 10 March 2010 that Mrs C.F. Shorten Conn, a connected person of Mr I. C. Conn, a Director of BP p.l.c., received 431 BP Ordinary shares (ISIN number GB0007980591) on 8 March 2010 at £6.1582 per share, through the BP Dividend Reinvestment Plan.

BP p.l.c. was also advised on 10 March 2010 by Computershare Plan Managers that on 10 March 2010 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £6.196 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward          54 shares

Mr I.C. Conn                 54 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                  54 shares

Mr S. Westwell              54 shares

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 March 2010

BP p.l.c. was advised on 11 March 2010 by Computershare Plan Managers that the following Directors and senior executive (all persons discharging managerial responsibility in BP p.l.c.)  received the numbers of BP ordinary shares (ISIN number GB0007980591) and at the prices shown opposite their names on 8 March 2010, as a result of reinvestment of dividends on shares held through the BP Sharematch UK, BP Sharematch UK (Overseas) and BP Global Sharematch Plans
:-

Directors

Name                                       No. Shares      Price

Mr A. G. Inglis                          67 shares          £6.162 per share

Other Persons Discharging Managerial Responsibility

Name                                       No. Shares      Price

Mr R. Bondy                             18 shares          £6.162 per share

Mr S. Westwell                         24 shares          £6.162 per share

Mr S. Westwell                          8 shares           £6.1582 per share

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

EXHIBIT 2.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  16 March 2010

BP p.l.c. announces that on 15 March 2010 it transferred to participants in its employee share schemes 457,766 ordinary shares at prices between 446.00 pence and 621.70 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,867,147,306 ordinary shares in Treasury, and has 18,772,015,726 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  17 March 2010

BP p.l.c. announces that on 16 March 2010 it transferred to participants in its employee share schemes 431,900 ordinary shares at a price of 619.60 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,866,715,406 ordinary shares in Treasury, and has 18,772,636,386 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 18 March 2010

BP p.l.c. was notified on 18 March 2010 by Dr A B Hayward, a director of BP p.l.c., that on 17 March 2010 he exercised an option to acquire 275,000 BP ordinary shares (ISIN number GB0007980591) pursuant to the Executive Directors Incentive Plan at £4.22 per share.  Dr Hayward subsequently disposed of 223,288 ordinary shares acquired on 17 March 2010 at a price of £6.232 per share to cover option costs and tax liabilities; and 51,712 ordinary shares were retained.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 2.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 March 2010

BP p.l.c. was advised on 18 March 2010 by Computershare Plan Managers that the following Directors and senior executives (all persons discharging managerial responsibility in BP p.l.c.) received the numbers of BP ordinary shares (ISIN number GB0007980591) opposite their names on 8 March 2010 at £6.1375, as a result of reinvestment of dividends on shares held by them:-

Mr I. Conn Dr A. Hayward Mr A. Inglis Mr R. Bondy Mr S. Westwell	1,222 shares 2,353 shares 1,117 shares 1,197 shares 1,796 shares
BP p.l.c. was further informed that the following directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 8 March 2010 at £6.188991 per share as a result of reinvestment of dividends on restricted share units held by them in the BP Deferred Annual Bonus Plan:-

Mr R. Bondy Mr S. Westwell	1,706 shares 1,560 shares
In addition, the following also received the numbers of BP Ordinary shares shown opposite their names on 8 March 20102 at £6.188991 per share, as a result of the reinvestment of dividends on restricted share units held by them in the BP Executive Performance Plan:-

Mr R. Bondy Mr S. Westwell	662 shares 882 shares

Mr R. Bondy also received 2,022 Ordinary shares on 8 March 2010 at £6.188991 per share, as a result of the reinvestment of dividends on restricted share units held through the BP Restricted Share Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 2.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 22 March 2010

BP p.l.c. was notified on 22 March 2010, by Dr B.E. Grote, a Director of BP p.l.c., that on 18 March 2010 he exercised an option to acquire 12,600 BP ADSs (ISIN number US0556221044) pursuant to the BP Share Option Plan at $48.94 per ADS, which were exercisable between 28 March 2001 and 27 March 2010. Dr Grote subsequently disposed of 9,756 ADSs acquired on 18 March 2010 at a price of $58.4217 per ADS; and 2,844 ADSs at a price of $58.4019 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 2.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  23 March 2010

BP p.l.c. announces that on 18 March 2010 it transferred to participants in its employee share schemes 401,839 ordinary shares at prices between 615.82 pence and 616.20 pence per share.  These shares were previously held as treasury shares.

BP p.l.c. also announces that on 22 March 2010 it transferred to participants in its employee share schemes 16,259 ordinary shares at prices between 420.00 pence and 500.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,866,297,308 ordinary shares in Treasury, and has 18,774,449,322 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 23 March 2010

BP p.l.c. was notified on 23 March 2010 by Mr A. Inglis, a director of BP p.l.c., that on 23 March 2010 he exercised an option to acquire 119,000 BP ordinary shares (ISIN number GB0007980591) pursuant to the EXEC Share Option Plan at £3.88 per share; and an option to acquire 100,500 BP ordinary shares pursuant to the EXEC Share Option Plan at £4.22 per share.

Mr Inglis subsequently disposed of 1 ordinary share acquired on 23 March 2010 at a price of £6.31 per share, 118,999 ordinary shares at a price of £6.305999 per share; and 100,500 ordinary shares at a price of £6.306 per share.
This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 2.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 24 March 2010

BP p.l.c. was notified on 23 March 2010 by Fidelity Stock Plan Services that Mr R Dudley, a director of BP p.l.c., on 17 March 2010 exercised an option to acquire 1,800 BP ADSs (ISIN number US0556221044) equivalent to approximately 10,800 ordinary shares, pursuant to the BP Share Option Plan at $48.9375 per share, which were exercisable between 28 March 2000 and 27 March 2010.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 2.9

BP p.l.c. - Annual Information Update
BP p.l.c. - 25 March 2010

BP p.l.c.
Annual Information Update - 12 months to 5 March 2010

BP p.l.c. provides this Annual Information Update (covering the period 5 March 2009 to 5 March 2010) in fulfilment of Prospectus Rule 5.2 and for no other purpose.  The Update includes disclosures published or made available in accordance with paragraph 5.2.3G of the Prospectus Rules.  BP p.l.c. acknowledges that the information contained in the Update may be out of date and / or prepared in accordance with the laws and regulations of jurisdictions outside England and Wales.  Neither BP, nor any other person, accepts any liability for, or makes any representation (express or implied) as to the accuracy or completeness of, the information contained in the Update.

Country	Place of disclosure	Where can a copy of the information filed be obtained?
UK	London Stock Exchange	http://www.londonstockexchange.com/en-gb/pricenews/marketnews
	Registrar of Companies	www.companieshouse.gov.uk
Companies House, Crown Way, Cardiff CF14 3UZ, telephone 030 1234 500, e-mail: enquiries@companieshouse.gov.uk
	Financial Services Authority Document Viewing Facility	Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, Tel. No: (0) 20 7676 1000
Press announcements can also be obtained from www.bp.com
US	Securities and Exchange Commission ( SEC )	www.sec.gov
JAPAN	Kanto Local Finance Bureau ( KLFB )	http://info.edinet.go.jp/login.do
GERMANY	German Council on Foreign Relations ( DGAP )	www.dgap.de
	Handelsblatt	www.dgap.de
	FAZ	www.dgap.de
	eBundesanzeiger	www.bundesanzeiger.de

David Pearl
Deputy Company Secretary
1 St James's Square
London
SW1Y 4PD

Date of filing/ publication		Place of filing
		UK			US
	Description of item	London Stock Exchange	Registrar of Companies	Financial Services Authority Document Viewing Facility	SEC
05/03/2009	Transaction in Own Shares	ü
05/03/2009	Doc re. (Notice of AGM, Annual Report)	ü		ü
06/03/2009	Prospectus (Rule 424(b)(5))				ü
06/03/2009	FWP: Filing under Securities Act Rules 163/433				ü
10/03/2009	Director/PDMR Shareholding	ü
12/03/2009	Transaction in Own Shares	ü
13/03/2009	F-3ASR: Automatic shelf registration statement of securities of well-known seasoned issuers				ü
13/03/2009	Prospectus (Rule 424(b)(5))				ü
13/03/2009	FWP: Filing under Securities Act Rules 163/433				ü
13/03/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
13/03/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
16/03/2009	Transaction in Own Shares	ü
18/03/2009	Transaction in Own Shares	ü
19/03/2009	Transaction in Own Shares	ü
19/03/2009	Director/PDMR Shareholding	ü
19/03/2009	Annual Report and Accounts for the year ended 31 December 2008		ü
20/03/2009	Transaction in Own Shares	ü
25/03/2009	Form 88(2): Allotment of shares		ü
25/03/2009	Form 88(2): Allotment of shares		ü
25/03/2009	Form 88(2): Allotment of shares		ü
25/03/2009	Form 88(2): Allotment of shares		ü
25/03/2009	Form 88(2): Allotment of shares		ü
25/03/2009	Director/PDMR Shareholding	ü
26/03/2009	Transaction in Own Shares	ü
26/03/2009	Director/PDMR Shareholding	ü
27/03/2009	Director/PDMR Shareholding	ü
31/03/2009	Director/PDMR Shareholding	ü
31/03/2009	Total Voting Rights	ü
01/04/2009	Form 6-K: Report of foreign issuer				ü
01/04/2009	Annual UK Information Update	ü
01/04/2009	Directorate Change	ü
02/04/2009	Transaction in Own Shares	ü
07/04/2009	Form 6-K: Report of foreign issuer				ü
09/04/2009	Transaction in Own Shares	ü
09/04/2009	Director/PDMR Shareholding	ü
14/04/2009	Director/PDMR Shareholding	ü
14/04/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
14/04/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
14/04/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
16/04/2009	Transaction in Own Shares	ü
16/04/2009	AGM Speeches	ü
16/04/2009	Form 6-K: Report of foreign issuer				ü
17/04/2009	Items of Special Business / Retirement of Director	ü
20/04/2009	Transaction in Own Shares	ü
20/04/2009	Form 6-K: Report of foreign issuer				ü
23/04/2009	Resolutions: Disapplication of pre-emption rights; authority to purchase shares other than from capital		ü
23/04/2009	Transaction in Own Shares	ü
28/04/2009	Form 6-K: Report of foreign issuer				ü
28/04/2009	1Q09 part 2 of 2	ü
28/04/2009	1Q09 part 1 of 2	ü
30/04/2009	Form 6-K: Report of foreign issuer				ü
30/04/2009	Total Voting Rights	ü
30/04/2009	Transaction in Own Shares	ü
01/5/2009	Form 288b: Resignation of director		ü
05/05/2009	Form 6-K: Report of foreign issuer				ü
05/05/2009	Prospectus (Rule 424(b)(5))				ü
05/05/2009	FWP: Filing under Securities Act Rules 163/433				ü
06/05/2009	Director/PDMR Shareholding	ü
06/05/2009	Form 6-K: Report of foreign issuer				ü
07/05/2009	Transaction in Own Shares	ü
07/05/2009	Form 288a: Appointment of a director		ü
08/05/2009	Director/PDMR Shareholding	ü
08/05/2009	13F-HR Quarterly report filed by institutional managers - Holdings				ü
08/05/2009	13F-NT Quarterly report filed by institutional managers - Notice				ü
11/05/2009	Director/PDMR Shareholding	ü
12/05/2009	Director/PDMR Shareholding	ü
12/05/2009	Form 88(2): Allotment of shares		ü
12/05/2009	Form 88(2): Allotment of shares		ü
14/05/2009	Transaction in Own Shares	ü
14/05/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
14/05/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
15/05/2009	Transaction in Own Shares	ü
20/05/2009	Form 288c: Director's change of particulars		ü
21/05/2009	Transaction in Own Shares	ü
22/05/2009	Director/PDMR Shareholding	ü
27/05/2009	Form 6-K: Report of foreign issuer				ü
27/05/2009	BP Angola Discovery	ü
27/05/2009	TNK-BP CEO succession plan	ü
28/05/2009	Transaction in Own Shares	ü
29/05/2009	Total Voting Rights	ü
03/06/2009	Form 88(2): Allotment of shares		ü
03/06/2009	Form 88(2): Allotment of shares		ü
03/06/2009	Form 88(2): Allotment of shares		ü
04/06/2009	Form 6-K: Report of foreign issuer				ü
04/06/2009	Transaction in Own Shares	ü
10/06/2009	Form 288c: Director's change of particulars		ü
10/06/2009	Form 363a: Annual Return		ü
11/06/2009	Transaction in Own Shares	ü
11/06/2009	Director/PDMR Shareholding	ü
16/06/2009	Transaction in Own Shares	ü
17/06/2009	Transaction in Own Shares	ü
17/06/2009	Director/PDMR Shareholding	ü
17/06/2009	Director/PDMR Shareholding	ü
18/06/2009	Form 88(2): Allotment of shares		ü
18/06/2009	Form 88(2): Allotment of shares		ü
18/06/2009	Form 88(2): Allotment of shares		ü
18/06/2009	Transaction in Own Shares	ü
23/06/2009	Report 11-K: Annual report of employee stock purchase, savings and similar plans				ü
25/06/2009	Form 6-K: Report of foreign issuer				ü
25/06/2009	Form 6-K: Report of foreign issuer				ü
25/06/2009	Form 6-K: Report of foreign issuer				ü
25/06/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
25/06/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
25/06/2009	Transaction in Own Shares	ü
25/06/2009	BP Selects New Chairman	ü
25/06/2009	BP to sell ONWJ Interests to Pertamina	ü
26/06/2009	Form 6-K: Report of foreign issuer				ü
26/06/2009	BP to sell Greek fuels business	ü
29/06/2009	Director/PDMR Shareholding	ü
29/06/2009	Director Declaration	ü
30/06/2009	Total Voting Rights	ü
02/07/2009	Transaction in Own Shares	ü
06/07/2009	Director/PDMR Shareholding	ü
07/07/2009	Blocklisting Interim Review	ü
07/07/2009	Blocklisting Interim Review	ü
07/07/2009	Form 6-K: Report of foreign issuer				ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
07/07/2009	Form 88(2): Allotment of shares		ü
09/07/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
09/07/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
09/07/2009	Transaction in Own Shares	ü
10/07/2009	Director/PDMR Shareholding	ü
13/07/2009	Form 6-K: Report of foreign issuer				ü
13/07/2009	BP signs exploration mou in Azerbaijan	ü
17/07/2009	Form 6-K: Report of foreign issuer				ü
17/07/2009	Transaction in Own Shares	ü
17/07/2009	Mad Dog South results	ü
22/07/2009	Transaction in Own Shares	ü
23/07/2009	Transaction in Own Shares	ü
24/07/2009	13F-HR Quarterly report filed by institutional managers - Holdings				ü
24/07/2009	13F-NT Quarterly report filed by institutional managers - Notice				ü
28/07/2009	Half Yearly Report	ü
28/07/2009	2Q09 part 2 of 2	ü
28/07/2009	2Q09 part 1 of 2	ü
28/07/2009	Form 6-K: Report of foreign issuer				ü
28/07/2009	Form 6-K: Report of foreign issuer				ü
28/07/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
30/07/2009	Transaction in Own Shares	ü
31/07/2009	Form 6-K: Report of foreign issuer				ü
31/07/2009	Total Voting Rights	ü
04/08/2009	Form 6-K: Report of foreign issuer				ü
06/08/2009	Transaction in Own Shares	ü
07/08/2009	Form 6-K: Report of foreign issuer				ü
07/08/2009	Prospectus (Rule 424(b)(5))				ü
07/08/2009	FWP: Filing under Securities Act Rules 163/433				ü
11/08/2009	Form 88(2): Allotment of shares		ü
11/08/2009	Form 88(2): Allotment of shares		ü
11/08/2009	Form 88(2): Allotment of shares		ü
11/08/2009	Form 88(2): Allotment of shares		ü
11/08/2009	Form 88(2): Allotment of shares		ü
11/08/2009	Form 88(2): Allotment of shares		ü
11/08/2009	Form 88(2): Allotment of shares		ü
11/08/2009	Form 88(2): Allotment of shares		ü
11/08/2009	Form 88(2): Allotment of shares		ü
11/08/2009	Form 6-K: Report of foreign issuer				ü
11/08/2009	Director/PDMR Shareholding	ü
11/08/2009	BP biodiesel development agreement	ü
13/08/2009	Transaction in Own Shares	ü
14/08/2009	Transaction in Own Shares	ü
20/08/2009	Transaction in Own Shares	ü
27/08/2009	Transaction in Own Shares	ü
28/08/2009	Total Voting Rights	ü
02/09/2009	Form 6-K: Report of foreign issuer				ü
02/09/2009	BP announces giant oil discovery in Gulf of Mexico	ü
03/09/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
09/03/2009	Transaction in Own Shares	ü
04/09/2009	Form 88(2): Allotment of shares		ü
04/09/2009	Form 88(2): Allotment of shares		ü
04/09/2009	Form 88(2): Allotment of shares		ü
04/09/2009	Form 88(2): Allotment of shares		ü
04/09/2009	Form 88(2): Allotment of shares		ü
04/09/2009	Form 88(2): Allotment of shares		ü
04/09/2009	Form 88(2): Allotment of shares		ü
04/09/2009	Form 88(2): Allotment of shares		ü
04/09/2009	Form 88(2): Allotment of shares		ü
04/09/2009	Form 88(2): Allotment of shares		ü
09/09/2009	Form 6-K: Report of foreign issuer				ü
09/09/2009	Transaction in Own Shares	ü
10/09/2009	Director/PDMR Shareholding	ü
11/09/2009	Director/PDMR Shareholding	ü
11/09/2009	Transaction in Own Shares	ü
15/09/2009	Transaction in Own Shares	ü
16/09/2009	Transaction in Own Shares	ü
16/09/2009	Form 6-K: Report of foreign issuer				ü
16/09/2009	Form 6-K: Report of foreign issuer				ü
16/09/2009	BP Divests Indian Wind assets	ü
16/09/2009	Transaction in Own Shares	ü
16/09/2009	Director/PDMR Shareholding	ü
17/09/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		ü
18/09/2009	Transaction in Own Shares	ü
22/09/2009	Transaction in Own Shares	ü
23/09/2009	Director/PDMR Shareholding	ü
24/09/2009	Director/PDMR Shareholding	ü
25/09/2009	Transaction in Own Shares	ü
29/09/2009	Transaction in Own Shares	ü
30/09/2009	Total Voting Rights	ü
01/10/2009	BP Angola Oil Discovery	ü
01/10/2009	Form 6-K: Report of foreign issuer				ü
02/102009	Form 288a: Appointment of a director		ü
02/102009	Transaction in Own Shares	ü
06/10/2009	Transaction in Own Shares	ü
06/10/2009	Form 6-K: Report of foreign issuer				ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
08/10/2009	Form SH01: Allotment of shares		ü
09/10/2009	Transaction in Own Shares	ü
13/10/2009	Director/PDMR Shareholding	ü
13/10/2009	Transaction in Own Shares	ü
14/10/2009	Form SH04: Notice of sale or transfer of treasury shares by a public limited company		ü
16/10/2009	Transaction in Own Shares	ü
18/10/2009	Form AD03: Change of location of the company records to the single alternative inspection location (SAIL)		ü
18/10/2009	Form AD02: Notification of single alternative inspection location (SAIL)		ü
20/10/2009	Transaction in Own Shares	ü
23/10/2009	Transaction in Own Shares	ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
24/10/2009	Form SH01: Allotment of shares		ü
27/10/2009	Transaction in Own Shares	ü
27/10/2009	3rd Quarter Results part 2 of 2	ü
27/10/2009	3rd Quarter Results part 1 of 2	ü
27/10/2009	Form 6-K: Report of foreign issuer				ü
27/10/2009	Form 6-K: Report of foreign issuer				ü
29/10/2009	Form 6-K: Report of foreign issuer				ü
29/10/2009	Director/PDMR Shareholding	ü
30/10/2009	Transaction in Own Shares	ü
30/10/2009	Total Voting Rights	ü
30/10/2009	Director/PDMR Shareholding	ü
02/11/2009	Form SH01: Allotment of shares		ü
03/11/2009	Form 6-K: Report of foreign issuer				ü
03/11/2009	Form 6-K: Report of foreign issuer				ü
03/11/2009	BP and CNPC to develop Rumaila Field	ü
04/11/2009	Transaction in Own Shares	ü
06/11/2009	Transaction in Own Shares	ü
09/11/2009	Transaction in Own Shares	ü
10/11/2009	Director/ PDMR Shareholding	ü
10/11/2009	Transaction in Own Shares	ü
10/11/2009	13F-HR Quarterly report filed by institutional managers - Holdings				ü
10/11/2009	13F-NT Quarterly report filed by institutional managers - Notice				ü
13/11/09	Transaction in Own Shares	ü
16/11/2009	Transaction in Own Shares	ü
16/11/2009	Appraisal Well Confirms Kaskida Field Extension	ü
16/11/2009	Form 6-K: Report of foreign issuer				ü
16/11/2009	Form CH01: Director's change of particulars		ü
17/11/2009	Transaction in Own Shares	ü
18/11/2009	Director/PDMR Shareholding	ü
19/11/2009	Next TNK-BP CEO selected	ü
19/11/2009	Form 6-K: Report of foreign issuer				ü
20/11/2009	Transaction in Own Shares	ü
24/11/2009	Transaction in Own Shares	ü
30/11/2009	Total Voting Rights	ü
01/12/2009	Transaction in Own Shares	ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
03/12/2009	Form SH01: Allotment of shares		ü
07/12/2009	Form 6-K: Report of foreign issuer				ü
07/12/2009	Holding(s) in Company	ü
08/12/2009	Form 6-K: Report of foreign issuer				ü
08/12/2009	Form SH01: Allotment of shares		ü
08/12/2009	Form SH01: Allotment of shares		ü
08/12/2009	Form SH01: Allotment of shares		ü
08/12/2009	Form SH01: Allotment of shares		ü
08/12/2009	Form SH01: Allotment of shares		ü
08/12/2009	Form SH01: Allotment of shares		ü
08/12/2009	Form SH01: Allotment of shares		ü
08/12/2009	Form SH01: Allotment of shares		ü
08/12/2009	Transaction in Own Shares	ü
10/12/2009	Director/PDMR Shareholding	ü
11/12/2009	Form 6-K: Report of foreign issuer				ü
11/12/2009	Transaction in Own Shares	ü
11/12/2009	BP sells Lukarco stake to Lukoil	ü
14/12/2009	Director/PDMR Shareholding	ü
15/12/2009	Transaction in Own Shares	ü
16/12/2009	Form SH01: Allotment of shares		ü
16/12/2009	Form SH01: Allotment of shares		ü
16/12/2009	Form SH01: Allotment of shares		ü
16/12/2009	Form SH01: Allotment of shares		ü
16/12/2009	Director/PDMR Shareholding	ü
16/12/2009	Transaction in Own Shares	ü
17/12/2009	Director/PDMR Shareholding	ü
17/12/2009	Director/PDMR Shareholding - Replacement	ü
17/12/2009	Director/PDMR Shareholding	ü
18/12/2009	Director/PDMR Shareholding	ü
19/12/2009	Form SH01: Allotment of shares		ü
19/12/2009	Form SH01: Allotment of shares		ü
19/12/2009	Form SH01: Allotment of shares		ü
19/12/2009	Form SH01: Allotment of shares		ü
20/12/2009	Form SH01: Allotment of shares		ü
20/12/2009	Form SH01: Allotment of shares		ü
20/12/2009	Form SH01: Allotment of shares		ü
20/12/2009	Form SH01: Allotment of shares		ü
22/12/2009	Transaction in Own Shares	ü
22/12/2009	Director/PDMR Shareholding	ü
23/12/2009	Director/PDMR Shareholding	ü
29/12/2009	Transaction in Own Shares	ü
30/12/2009	Transaction in Own Shares	ü
31/12/2009	Total Voting Rights	ü
04/01/2010	Form 6-K: Report of foreign issuer				ü
05/01/2010	Form SH01: Allotment of shares		ü
05/01/2010	Form SH01: Allotment of shares		ü
05/01/2010	Form SH01: Allotment of shares		ü
05/01/2010	Form SH01: Allotment of shares		ü
05/01/2010	Form SH01: Allotment of shares		ü
05/01/2010	Form SH01: Allotment of shares		ü
05/01/2010	Transaction in Own Shares	ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
06/01/2010	Form SH01: Allotment of shares		ü
08/01/2010	Blocklisting Interim Review	ü
08/01/2010	Blocklisting Interim Review	ü
08/01/2010	Director/PDMR Shareholding	ü
08/01/2010	Transaction in Own Shares	ü
11/01/2010	Form SH01: Allotment of shares		ü
11/01/2010	Form SH01: Allotment of shares		ü
11/01/2010	Form SH01: Allotment of shares		ü
11/01/2010	Form SH01: Allotment of shares		ü
11/01/2010	Form SH01: Allotment of shares		ü
13/01/2010	Form SH01: Allotment of shares		ü
13/01/2010	Form SH01: Allotment of shares		ü
13/01/2010	Form SH01: Allotment of shares		ü
13/01/2010	Form SH01: Allotment of shares		ü
13/01/2010	Form SH01: Allotment of shares		ü
13/01/2010	Form SH01: Allotment of shares		ü
13/01/2010	Transaction in Own Shares	ü
13/01/2010	Director/PDMR Shareholding	ü
14/01/2010	Director/PDMR Shareholding	ü
15/01/2010	Transaction in Own Shares	ü
18/01/2010	Form TM01: Resignation of director		ü
20/01/2010	Form SH01: Allotment of shares		ü
20/01/2010	Transaction in Own Shares	ü
26/01/10	Transaction in Own Shares	ü
26/01/2010	Form SH01: Allotment of shares		ü
27/01/2010	Form SH01: Allotment of shares		ü
27/01/2010	Form SH01: Allotment of shares		ü
27/01/2010	Form SH01: Allotment of shares		ü
27/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Transaction in Own Shares	ü
29/01/2010	Directorate Change	ü
29/01/2010	Total Voting Rights	ü
29/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Form SH01: Allotment of shares		ü
29/01/2010	Form 6-K: Report of foreign issuer				ü
29/01/2010	SC 13G: Statement of acquisition of beneficial ownership by individuals				ü
01/02/2010	Form 6-K: Report of foreign issuer				ü
01/02/2010	Transaction in Own Shares	ü
02/02/2010	4Q 2009 Results	ü
02/02/2010	4Q09 Part 2 of 2	ü
02/02/2010	4Q09 Part 1 of 2	ü
02/02/2010	Transaction in Own Shares	ü
02/02/2010	Form 6-K: Report of foreign issuer				ü
02/02/2010	Form 6-K: Report of foreign issuer				ü
02/02/2010	Form 6-K: Report of foreign issuer				ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
02/02/2010	Form SH01: Allotment of shares		ü
03/02/2010	Director/PDMR Shareholding	ü
04/02/2010	BP receives offer for French Retail Business	ü
04/02/2010	Director Declaration	ü
04/02/2010	Form AP01: Appointment of director		ü
04/02/2010	Form 6-K: Report of foreign issuer				ü
04/02/2010	13F-HR Quarterly report filed by institutional managers - Holdings				ü
04/02/2010	13F-NT Quarterly report filed by institutional managers - Notice				ü
05/02/2010	Transaction in Own Shares	ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
05/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
06/02/2010	Form SH01: Allotment of shares		ü
08/02/2010	Director/PDMR Shareholding	ü
09/02/2010	Transaction in Own Shares	ü
10/02/2010	Director/PDMR Shareholding	ü
10/02/2010	Director/PDMR Shareholding	ü
11/02/2010	Transaction in Own Shares	ü
11/02/2010	Director/PDMR Shareholding	ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Form SH01: Allotment of shares		ü
12/02/2010	Director/PDMR Shareholding	ü
15/02/2010	Form SH01: Allotment of shares		ü
15/02/2010	Form SH01: Allotment of shares		ü
16/02/2010	Director/PDMR Shareholding	ü
16/02/2010	Transaction in Own Shares	ü
17/02/2010	Form SH01: Allotment of shares		ü
17/02/2010	Form SH01: Allotment of shares		ü
17/02/2010	Form SH01: Allotment of shares		ü
17/02/2010	Form SH01: Allotment of shares		ü
17/02/2010	Form SH01: Allotment of shares		ü
17/02/2010	Form SH01: Allotment of shares		ü
18/02/2010	Form SH01: Allotment of shares		ü
19/02/2010	Transaction in Own Shares	ü
22/02/2010	Director/PDMR Shareholding	ü
23/02/2010	Transaction in Own Shares	ü
24/02/2010	Director/PDMR Shareholding	ü
26/02/2010	Total Voting Rights	ü
03/01/2010	Form 6-K: Report of foreign issuer				ü
01/03/2010	Transaction in Own Shares	ü
01/03/2010	Ian Davis to join BP Board	ü
02/03/2010	Form 6-K: Report of foreign issuer				ü
02/03/2010	Form 6-K: Report of foreign issuer				ü
02/03/2010	Director Declaration	ü
02/03/2010	BP Strategy Update	ü
02/03/2010	Transaction in Own Shares	ü
03/03/2010	Form SH01: Allotment of shares		ü
03/03/2010	Form SH01: Allotment of shares		ü
03/03/2010	Form SH01: Allotment of shares		ü
03/03/2010	Form SH01: Allotment of shares		ü
03/03/2010	Form SH01: Allotment of shares		ü
03/03/2010	Form SH01: Allotment of shares		ü
05/03/2010	Transaction in Own Shares	ü
05/03/2010	Annual Financial Report	ü		ü
05/03/2010	Form 6-K: Report of foreign issuer				ü
05/03/2010	Form 20-F: Annual and transition report of foreign private issuers				ü

Date of filing/ publication	Description of item		Place of filing: Rest of world
		Japan	Germany
		Kanto Local Finance Bureau (KLFB)	German Council on Foreign Relations (DGAP)	Handelsblatt	eBundes-anzeiger	FAZ
05/03/2009	Notice of Annual General Meeting, Annual Report		ü
10/03/2009	Agenda Annual General Meeting			ü	ü	ü
31/03/2009	Total Voting Rights		ü
01/04/2009	Annual Information Update		ü
17/04/2009	Items of Special Business / Retirement of Director		ü
30/04/2009	Total Voting Rights		ü
04/05/2009	Dividend Announcement			ü		ü
05/05/2009	Dividend Announcement				ü
15/05/2009	Securities Registration Statement (Form 7-2) for the Issuance of Share Purchase Warrant Certificates	ü
27/05/2009	Amendment to Securities Registration Statement (Form 7-2) for the Issuance of Share Purchase Warrant Certificates	ü
29/05/2009	Voting Rights and Capital - Transarency Directive Disclosure		ü
29/05/2009	Total Voting Rights
15/06/2009	Annual Securities Report (Form 8)	ü
25/06/2009	BP selects new Chairman		ü
25/06/2009	BP to sell West Java interest to Pertamina		ü
30/06/2009	Total Voting Rights		ü
09/07/2009	Extraordinary Report on the Change in the Chairman	ü
31/07/2009	Total Voting Rights		ü
31/07/2009	Dividend Announcement			ü	ü	ü
27/08/2009	Notice of change in the EDINET registration	ü
28/08/2009	Total Voting Rights		ü
09/09/2009	Semi-Annual Report (Form 10)	ü
30/09/2009	Voting Rights and Capital - Transparency Directive Disclosure		ü
30/09/2009	Total Voting Rights
06/10/2009	Amendment to Extraordinary Report on the Change in the Chairman	ü
29/10/2009	Dividend Announcement			ü	ü	ü
30/10/2009	Total Voting Rights		ü
30/11/2009	Total Voting Rights		ü
03/12/2009	Total Voting Rights
15/01/2010	Notice of change in the EDINET registration	ü
29/01/2010	Total Voting Rights		ü
05/02/2010	Dividend Announcement			ü	ü	ü
26/02/2010	Total Voting Rights		ü

EXHIBIT 3.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 25 March 2010

BP p.l.c. was notified on 25 March 2010, by Equiniti, that Dr A B Hayward, a director of BP p.l.c., disposed of 99,805 BP Ordinary shares (ISIN number GB0007980591) on 24 March 2010 by way of a gift to M A F Hayward, a connected person.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 3.1

BP p.l.c. -  Transaction in Own Shares

BP p.l.c. -  30 March 2010

BP p.l.c. announces that on 29 March 2010 it transferred to participants in its employee share schemes 9,386 ordinary shares at prices between 420.00 pence and 500.00 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,866,287,922 ordinary shares in Treasury, and has 18,776,585,924 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 30 March 2010

BP p.l.c. was notified on 30 March 2010, by Mr I.C. Conn, a Director of BP p.l.c., that he sold 13,073 BP Ordinary shares (ISIN number GB0007980591) on 30 March 2010 at £6.253569 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 3.3

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 March 2010

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 31 March 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,776,934,996 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,782,017,496. This figure excludes (i) 1,866,297,308 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

EXHIBIT 3.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 31 March 2010

BP p.l.c. was notified on 29 March 2010 by Mr George David, a director of BP p.l.c., that he acquired on the New York Stock Exchange 18,815 BP ADSs (ISIN number US0556221044), which are equivalent to 112,890 BP Ordinary Shares, at a price of US$56.89 per ADS on 29 March 2010. BP p.l.c. was also notified on 30 March 2010 by Mr David that he acquired 1,185 BP ADSs, which are equivalent to 7,110 BP Ordinary Shares, at a price of US$56.89 per ADS on 30 March 2010.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  6 April 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary